ANADARKO PETROLEUM CORPORATION	MAIN: 832 636-1000 DIRECT: 832 636-7726 EMAIL: cathy.douglas@anadarko.com 1200 TIMBERLOCH PLACE THE WOODLANDS, TX 77380 P.O. BOX 1330 * HOUSTON, TX 77251-1330 (MAIL)
CATHY DOUGLAS
SR. VICE PRESIDENT, CHIEF ACCOUNTING OFFICER

June 16, 2014
Mr. Ethan Horowitz
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
101 F Street, N.E.
Washington, D.C. 20549-4628
Mail Stop 4628
Re:      Anadarko Petroleum Corporation (the “Company” or “Anadarko”)
            Form 10-Q for Fiscal Quarter Ended March 31, 2014
            Filed May 5, 2014
            File No. 1-08968

Dear Mr. Horowitz:
On June 4, 2014, the Company received the comments of the staff of the Division of Corporation Finance (“Staff”) of the U.S. Securities and Exchange Commission (“SEC”) regarding our Form 10-Q for Fiscal Quarter Ended March 31, 2014 (“Form 10-Q”). The responses provided below are numbered to correspond to the Staff’s comments, which have been reproduced herein for ease of reference.
Based on our review of the Staff’s comment letter, and as further described herein, we believe that our Form 10-Q is materially accurate and, accordingly, that amendment is not necessary.
We acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosures in the Form 10-Q; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.
Form 10-Q for Fiscal Quarter Ended March 31, 2014
Notes to Consolidated Financial Statements
Note 10 - Contingencies, page 15

1.
We note that you entered into a settlement agreement regarding the Adversary Proceeding described in your filing in April 2014. Please provide us with a timeline explaining the process through which this settlement was reached along with your analysis of the guidance per FASB ASC 450-20-25.

Mr. Ethan Horowitz
United States Securities and Exchange Commission
June 16, 2014

RESPONSE: The attached Appendix A provides a timeline of communications and events relevant to the process through which the settlement agreement regarding the Tronox Adversary Proceeding was reached. The timeline also contains our analysis, where relevant, of the guidance per FASB ASC 450-20-25. In identifying meetings or discussions with our legal advisors that may be subject to attorney-client privilege, we in no way intend to and do not waive such privilege with respect to such discussions or the subject or contents thereof.
Note 11 - Income Taxes, page 21

2.
In connection with the recognition of the loss related to the settlement of the Adversary Proceeding, we note that you recognized a tax benefit of $1.65 billion net of a $1.1 billion uncertain tax position due to the uncertainty related to the deductibility of the final settlement payment. Disclosure in your Form 10-K for the fiscal year ended December 31, 2013 states that a deferred tax benefit of $274 million was recognized as you concluded that it is more likely than not that 88% of the $850 million loss recognized in 2013 will be deductible for U.S. tax purposes. Please tell us why an uncertain tax position for the deferred tax benefit recognized was not deemed necessary as of December 31, 2013, but was deemed necessary as of March 31, 2014. Refer to FASB ASC 740-10-30.

RESPONSE: The Company evaluated the tax treatment of future payments attributable to the Tronox Adversary Proceeding under the more-likely-than-not standard of FASB ASC 740-10-25-5 for the fiscal year ended December 31, 2013. Applying that standard, the Company determined that 88 percent of any future payment related to the Tronox Adversary Proceeding would be deductible up to an estimated threshold and that 12 percent would not be deductible. The contingent loss recorded at December 31, 2013, was below the amount the Company determined is deductible under the more-likely-than-not standard of FASB ASC 740-10-25-5; and therefore, there was no uncertain tax position related to the amount recorded at December 31, 2013. The additional contingent loss recorded for the quarter ended March 31, 2014, was in excess of the amount the Company determined is deductible under the more-likely-than-not standard of FASB ASC 740-10-25-5. Accordingly, with respect to such excess amount, the Company recognized an uncertain tax position because it is expected that there will be a difference between the amount claimed on a tax return and the amount recorded as a tax benefit for financial statement purposes.

* * * * *

Mr. Ethan Horowitz
United States Securities and Exchange Commission
June 16, 2014

We respectfully request an opportunity to discuss this response letter further with the Staff if, following a review of this information, the Staff does not concur with our views. If you have further questions or comments, or if you require additional information, please do not hesitate to contact the undersigned by telephone at (832) 636-7726.
Very truly yours,

/s/ M. Cathy Douglas

cc:       Eric D. Mullins, Chairperson, Audit Committee
            Robert G. Gwin, Executive Vice President, Finance and Chief Financial Officer
            Mark L. Zajac, KPMG LLP
            D. Alan Beck, Jr., Vinson & Elkins L.L.P.

Mr. Ethan Horowitz
United States Securities and Exchange Commission
June 16, 2014

APPENDIX A
TIMELINE OF EVENTS LEADING TO SETTLEMENT OF TRONOX ADVERSARY PROCEEDING AND RELATED ACCOUNTING ANALYSIS

Date	Description of Event/Accounting Analysis
Mid-Late January through Early February 2014
Representatives for the Anadarko Litigation Trust, the United States Government (solely for purposes of this timeline, the “Plaintiffs”), and Anadarko Petroleum Corporation (“Anadarko,” and together with the Plaintiffs, the “Parties”) engage in preliminary discussions concerning the potential for settlement of the Tronox Adversary Proceeding. Representatives for Anadarko have no authority to agree to a settlement amount or other terms and conditions. The Parties lack agreement on settlement amount and agree to set further discussions regarding settlement amount aside until there is substantial agreement regarding proposed terms and conditions of settlement.

February 25, 2014
The Parties meet to discuss terms and conditions that might lead to settlement of the Tronox Adversary Proceeding. There is no discussion of settlement amount and no agreement on substance of terms and conditions, but the Parties agree to exchange settlement agreement drafts to assess viability of reaching a potential settlement.

February 28, 2014
Anadarko files its Annual Report on Form 10-K for the year ended December 31, 2013.
Accounting Analysis:
In applying FASB ASC 450-20-25, the Company determines that as of the filing date, a loss related to the Tronox Adversary Proceeding is considered probable. Further, based on the damage-determination framework provided by the U.S. Bankruptcy Court for the Southern District of New York, the Company determines that it could reasonably estimate a range of loss associated with the Tronox Adversary Proceeding. On this date, Anadarko cannot assess the amount of loss due to a negotiated settlement because past settlement negotiations were unsuccessful and it is unclear if the plaintiffs are willing to settle at an amount that Anadarko might find reasonable or on acceptable terms and conditions. Therefore, settlement is not considered probable.

March 5, 2014 through March 18, 2014
The Parties exchange preliminary drafts of a settlement agreement. Telephonic conference(s) are held between the Parties concerning, among other things, various terms of a potential settlement, without discussion of any settlement amount. Agreement is not reached on key settlement terms.

Mr. Ethan Horowitz
United States Securities and Exchange Commission
June 16, 2014

Date	Description of Event/Accounting Analysis
March 20, 2014 through March 21, 2014
Multiple meetings are held between the Parties to discuss settlement terms and open issues. Multiple drafts of a settlement agreement are exchanged between the Parties. Agreement on key terms is not reached. Settlement amount is not discussed during any of the meetings nor included in any of the drafts exchanged.

March 22, 2014 through March 26, 2014	Representatives for the Parties exchange multiple drafts of a settlement agreement. Settlement amount is not included in any of the drafts exchanged.
March 27, 2014
The Parties exchange a draft settlement agreement. The Parties hold a telephonic conference concerning, among other things, key settlement terms. The Plaintiffs provide an informal settlement demand; however, Anadarko has no authority to formally respond to the demand and no agreement is reached regarding the settlement amount.

March 29, 2014	The Parties hold a telephonic conference concerning disagreement on key terms of potential settlement.
March 30, 2014	Anadarko receives a revised draft settlement agreement from the Plaintiffs.
March 31, 2014
A telephonic meeting of Anadarko’s Board of Directors is held. Management and outside counsel provide an update regarding settlement discussions. Management reports that it will not seek approval from the Board at this time regarding a potential settlement due to significant disagreement with certain terms in the draft of the settlement agreement received from the Plaintiffs, but states that it would continue efforts to ascertain whether agreement on settlement was possible.
Following the Board meeting, the Parties continue telephonic negotiations on various terms. The Parties exchange a new draft of a settlement agreement.

April 1, 2014
The Parties participate in multiple telephonic conferences concerning the draft settlement agreement and specific remaining terms of disagreement. Multiple drafts of the settlement agreement and exhibits are exchanged.

Mr. Ethan Horowitz
United States Securities and Exchange Commission
June 16, 2014

Date	Description of Event/Accounting Analysis
April 2, 2014
Representatives from the Parties continue telephonic conferences concerning the draft settlement agreement and specific terms to that agreement. Additional drafts of a settlement agreement and exhibits are exchanged. Shortly before a scheduled special telephonic meeting of the Anadarko Board of Directors, the Parties discuss a settlement amount and the Litigation Trustee proposes a settlement amount of $5.15 billion.
At a special telephonic meeting of Anadarko’s Board of Directors, the Board receives an update regarding the status of settlement discussions, and authorizes settling the Tronox Adversary Proceeding for $5.15 billion with terms and conditions substantially as presented to the Board.
After the Board meeting, the Parties reach final agreement on all settlement terms.

April 3, 2014
The Parties exchange signature pages and subsequently announce that a settlement has been reached to resolve all claims asserted in the Tronox Adversary Proceeding and the Complaint-in-Intervention filed by the United States Government. Anadarko issues a press release and files the release and settlement agreement on a Current Report on Form 8-K with the SEC. The settlement agreement, including all exhibits and attachments, is lodged with the United States Bankruptcy Court for the Southern District of New York.

May 5, 2014
Anadarko files its Quarterly Report on Form 10-Q for the quarter ended March 31, 2014.
Accounting Analysis:
In applying FASB ASC 450-20-25, the Company determines that as of the filing date, settlement of the Tronox Adversary Proceeding is considered probable and the loss is estimated based on the terms of the settlement agreement. Loss in excess of the settlement amount of $5.15 billion is considered remote.